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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)


                         MEDICAL ADVISORY SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock - $0.005 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58449P 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             David I. Beckett, Esq.
                                 General Counsel
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                               Tel: (561) 366-4800
                               Fax: (561) 366-0002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

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
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CUSIP No. 00206X 604              Schedule 13D                Page 2 of 12 Pages
--------------------                                          ------------------

1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Applied Digital Solutions, Inc.                         43-1641533

          Angel Digital Corporation                               84-1079037
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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                    (b)      |X|
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3)        SEC USE ONLY

--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS*

          Applied Digital Solutions, Inc.                                OO

          Angel Digital Corporation                                      AF
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Applied Digital Solutions, Inc.                         Missouri

          Angel Digital Corporation                               Delaware
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                         7        SOLE VOTING POWER                      850,000
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                       None
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER                 850,000
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER                  None
--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 850,000 shares of Common Stock

--------------------------------------------------------------------------------
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           16.6%
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

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CUSIP No. 00206X 604              Schedule 13D                Page 3 of 12 Pages
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14)       TYPE OF REPORTING PERSON*

                                                                        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 00206X 604              Schedule 13D                Page 4 of 12 Pages
--------------------                                          ------------------

Item 1.  Security and Issuer.

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.005 per share (the "Shares"), of Medical Advisory Systems, Inc., a Delaware corporation ("DOC" or the "Company"). The principal executive offices of DOC are located at 8050 Southern Maryland Boulevard, Owings, Maryland 20736.

Item 2.  Identity and Background.

     (a)-(c), (f) Applied Digital Solutions, Inc., a Missouri corporation, has its principal place of business at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Angel Digital Corporation, a Delaware corporation, is a wholly-owned subsidiary of Applied Digital Solutions, Inc., with its principal place of business at 490 Villaume Avenue, South St. Paul, Minnesota 55075. Applied Digital Solutions, Inc. and Angel Digital Corporation are collectively referred to herein as the "Reporting Person."

     The Reporting Person is a leading edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII) (the integration of computer, telecom and the Internet). The company's goal is to be a single source e-business provider that mid-size companies can turn to for intelligently connecting their business processes via telephone or computer, with their customers, suppliers and partners to deliver the results expected from the emerging e-business market. The Reporting Person's services integrate Web front-end applications with back-end enterprise resources either by telephone, computer/software or both. The Reporting Person provides end to end solutions that enable e-business optimization while powering e-business initiatives through intelligent collaboration and customer interaction.

     Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) Neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired an interest in the Shares in connection with the execution of two stock purchase agreements (see Item 5 below) pursuant to which the Reporting Person acquired the Shares from the current holders thereof, Dr. Thomas Hall, Ronald W. Pickett, Parlett Pickett, and Marshall Pickett. Pursuant to each stock purchase agreement, the Reporting Person issued shares of its own common stock upon consummation of the stock purchase agreement in

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CUSIP No. 00206X 604              Schedule 13D                Page 5 of 12 Pages
--------------------                                          ------------------

payment of the full purchase price thereunder. No other financing was required to effect the transaction.

Item 4.  Purpose of Transaction.

     The Reporting Person entered into a Stock Purchase Agreement with Dr. Thomas Hall dated as of February 27, 2001 and a Stock Purchase Agreement with Ronald W. Pickett, Parlett Pickett and Marshall Pickett dated February 27, 2001, copies of which are attached as exhibits hereto and hereby incorporated herein by reference (collectively, the "Purchase Agreements"). As a result of the transactions, Dr. Thomas Hall received One Million Nine Hundred Fifty-four Thousand (1,954,000) shares of common stock of the Reporting Person and Ronald
W. Pickett, Parlett Pickett and Marshall Pickett received One Million Three Hundred Sixty-eight Thousand (1,368,000) shares of common stock of the Reporting Person. The Reporting Person entered into the Purchase Agreements with the intent of acquiring a significant financial stake in the Issuer. Pursuant to the Purchase Agreements, the Issuer designated two representatives of the Reporting Person who were elected to the Issuer's Board of Directors, and also designated two other independent individuals who were also elected to the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b). As of February 27, 2001, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of 850,000 shares of Common Stock of the Issuer pursuant to the Purchase Agreements, constituting approximately 16.6% of the outstanding shares of Common Stock of the Issuer (based on 5,120,481 shares of Common Stock outstanding on February 27, 2001). Upon consummation of each Purchase Agreement, the Reporting Person obtained the sole power to vote such shares of Common Stock and the sole power to dispose or to direct the disposition of such shares of Common Stock.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Person, neither the Reporting Person nor any director or executive officer of the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

     (d) The Reporting Person or one of its designees has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all of the shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

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CUSIP No. 00206X 604              Schedule 13D                Page 6 of 12 Pages
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Item 7.  Material to be Filed as Exhibits.

     Attached hereto or incorporated herein as exhibits are the following documents:

1. Stock Purchase Agreement by and between Applied Digital Systems, Inc. and Dr. Thomas Hall dated as of February 27, 2001.

2. Stock Purchase Agreement by and between Applied Digital Systems, Inc., Ronald
W. Pickett, Parlett Pickett and Marshall Pickett dated as of February 27, 2001.

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CUSIP No. 00206X 604              Schedule 13D                Page 7 of 12 Pages
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2001

                                       Applied Digital Solutions, Inc.

                                       By:  /s/ Mercedes Walton
                                           -------------------------------------
                                       Name:     Mercedes Walton
                                       Title:    President



                                       Angel Digital Corporation

                                       By:
                                           -------------------------------------
                                       Name:
                                       Title:

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CUSIP No. 00206X 604              Schedule 13D                Page 8 of 12 Pages
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                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                   OFFICERS OF APPLIED DIGITAL SOLUTIONS, INC.

     Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Applied Digital Solutions, Inc. The principal address of Applied Digital Solutions, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Applied Digital Solutions, Inc.

   Name and Current              Present Principal Occupation or Employment;
   Business Address           Material Positions Held During the Past Five Years
   ----------------        -----------------------------------------------------

Arthur F. Noterman         Mr.  Noterman,  a  Chartered  Life  Underwriter,  has
                           served as a Director  since February 1997, and serves
                           on the Audit  Committee  of the Board of Directors of
                           the Company. An operator of his own insurance agency,
                           Mr. Noterman is a registered  NASD broker  affiliated
                           with a Chicago,  Illinois  registered  broker/dealer.
                           Mr. Noterman  attended  Northeastern  University from
                           1965  to  1975  and  obtained  the   Chartered   Life
                           Underwriters  Professional  degree  in 1979  from The
                           American College, Bryn Mawr, Pennsylvania.

Constance K. Weaver        Ms. Weaver,  was elected to the Board of Directors in
                           July 1998 and  serves on the  Compensation  and Audit
                           Committees  of the Board of Directors of the Company.
                           From 1996 to the  present,  Ms.  Weaver has been Vice
                           President,    Investor    Relations   and   Financial
                           Communications   for  AT&T  Corporation.   From  1995
                           through  1996  she  was  Senior  Director,   Investor
                           Relations and Financial  Communications for Microsoft
                           Corporation.   From   1993  to  1995   she  was  Vice
                           President,  Investor Relations, and from 1991 to 1993
                           she  was  Director  of  Investor  Relations,  for MCI
                           Communications,  Inc.  Ms.  Weaver is a  director  of
                           Primark   Corporation   and  the  National   Investor
                           Relations  Institute (NIRI). She earned a Bachelor of
                           Science degree from the University of Maryland in 1975.

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CUSIP No. 00206X 604              Schedule 13D                Page 9 of 12 Pages
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   Name and Current              Present Principal Occupation or Employment;
   Business Address           Material Positions Held During the Past Five Years
   ----------------        -----------------------------------------------------

Richard S.  Friedland      Mr. Friedland,  was elected to the Board of Directors
                           in  October   1999  and  is  Chairman  of  the  Audit
                           Committee and serves on the Compensation Committee of
                           the  Board  of  Directors  of  the  Company.  He  was
                           previously   associated   with   General   Instrument
                           Corporation.  During  his  19-year  tenure,  he  held
                           various   executive   positions,    including   Chief
                           Financial  Officer,  President  and  Chief  Operating
                           Officer.  In 1995, he was  appointed  Chairman of the
                           Board  and Chief  Executive  Officer.  Mr.  Friedland
                           currently   serves   on  the   boards   of   Tech-Sym
                           Corporation,    Zilog,   Inc.   and   Video   Network
                           Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State University in 1972 and a Master of Business Administration degree from Seton Hall University in 1985.

Richard J. Sullivan        Mr. Sullivan,  was elected to the Board of Directors,
                           and named Chief  Executive  Officer,  in May 1993. He
                           was appointed Secretary in March 1996. He is a member
                           of  the  Compensation   Committee  of  the  Board  of
                           Directors of the Company.  Mr.  Sullivan is currently
                           Chairman of Great Bay  Technology,  Inc.  From August
                           1989 to December 1992,  Mr.  Sullivan was Chairman of
                           the Board of  Directors of  Consolidated  Convenience
                           Systems, Inc., in Springfield,  Missouri. He has been
                           the  Managing  General  Partner of The Bay  Group,  a
                           merger and acquisition  firm in New Hampshire,  since
                           February 1985. Mr. Sullivan was formerly Chairman and
                           Chief Executive  Officer of Manufacturing  Resources,
                           Inc.,   an  MRP  II   software   company  in  Boston,
                           Massachusetts,  and was  Chairman  and CEO of  Encode
                           Technology, a "Computer-Aided Manufacturing" Company, in Nashua, New Hampshire from February 1984 to August
                           1986. Mr. Sullivan is married to Angela M. Sullivan.

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CUSIP No. 00206X 604              Schedule 13D               Page 10 of 12 Pages
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   Name and Current              Present Principal Occupation or Employment;
   Business Address           Material Positions Held During the Past Five Years
   ----------------        -----------------------------------------------------

Garrett A. Sullivan        Mr. Sullivan, has been President of the Company since
                           March 1995.  He was elected to the Board of Directors
                           in  August  1995.  He  was  acting  secretary  of the
                           Company  from  March  1995 to March  1996 and  acting
                           Chief  Financial  Officer from March 1995 to February
                           1997.  From  1993 to 1994  he was an  Executive  Vice
                           President of Envirobusiness,  Inc. From 1988 to 1993,
                           he served as president and chief operating officer of
                           two  companies  in  the   electronics   and  chemical
                           industries which were owned by Philips North America.
                           He was previously a partner in The Bay Group, a merger and acquisition firm in New Hampshire, from 1988 to 1993. From 1981 to 1988, Mr. Sullivan was
                           President  of  Granada  Hospital  Group,  Burlington,
                           Massachusetts. He earned a Bachelor of Arts degree from Boston University in 1960 and an MBA from Harvard University in 1962. Mr. Sullivan is not related to Richard J. Sullivan.

Daniel E. Penni            Mr. Penni,  has served as a Director since March 1995
                           and is Chairman of the  Compensation  Committee,  and
                           serves  on  the  Audit  Committees  of the  Board  of
                           Directors  of the Company.  Since March 1998,  he has
                           been an Area  Executive  Vice President for Arthur J.
                           Gallagher & Co., an insurance  agency.  He has worked
                           in  many  sales  and  administrative   roles  in  the
                           insurance  business  since 1969.  He was President of
                           the  Boston  Insurance  Center,  Inc.,  an  insurance
                           agency,   until  1988.  Mr.  Penni  was  founder  and
                           President of BIC Equities, Inc., a broker/dealer registered with the NASD. Mr. Penni graduated with a Bachelor of Science degree in 1969 from the School of Management at Boston College.

Angela M. Sullivan         Ms.  Sullivan,  has served as a Director  since April
                           1996 and serves on the Compensation  Committee of the
                           Board of Directors  of the Company.  From 1988 to the
                           present,  Ms.  Sullivan has been a partner in The Bay
                           Group,  a  private  merger  and   acquisition   firm,
                           President  of  Great  Bay   Technology,   Inc.,   and
                           President of Spirit Saver, Inc. Ms. Sullivan earned a
                           Bachelor of Science degree in Business Administration in 1980 from Salem State College. Ms. Sullivan is married to Richard J. Sullivan.

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CUSIP No. 00206X 604              Schedule 13D               Page 11 of 12 Pages
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   Name and Current              Present Principal Occupation or Employment;
   Business Address           Material Positions Held During the Past Five Years
   ----------------        -----------------------------------------------------

Jerome C. Artigliere       Mr.  Artigliere joined a subsidiary of the Company as
                           President in January  1998,  and was  appointed  Vice
                           President of the Company in April 1998, and Treasurer
                           in December  1999.  From 1996 to 1997 he was Regional
                           Vice   President   at   General    Electric   Capital
                           Corporation  in Portsmouth,  NH. Prior to that,  from
                           1994 to 1996 he was  State  Vice  President  at First
                           National Bank in  Portsmouth,  NH, a commercial  bank
                           subsidiary of Peoples Heritage Bank of Portland,  MA.
                           He earned an  undergraduate  degree in  finance  from
                           Seton  Hall  University  in  1977,  and an  MBA  from
                           Fairleigh   Dickinson   University   in   1980.   Mr.
                           Artigliere  joined a  subsidiary  of the  Company  as
                           President in January  1998,  and was  appointed  Vice
                           President of the Company in April 1998, and Treasurer
                           in December  1999.  From 1996 to 1997 he was Regional
                           Vice   President   at   General    Electric   Capital
                           Corporation in Portsmouth, NH. Prior to that, from 1994 to 1996 he was State Vice President at First
                           National Bank in Portsmouth, NH, a commercial bank subsidiary of Peoples Heritage Bank of Portland, MA.
                           He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from
                           Fairleigh Dickinson University in 1980.

Michael E. Krawitz         Mr.  Krawitz  joined the  Company as  Assistant  Vice
                           President and General Counsel in April 1999, and was appointed Vice President and Assistant Secretary in
                           December 1999. From 1994 to April 1999, Mr. Krawitz was an attorney with Fried, Frank, Harris, Shriver &
                           Jacobson in New York. Mr. Krawitz earned a Bachelor of Arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

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CUSIP No. 00206X 604              Schedule 13D               Page 12 of 12 Pages
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   Name and Current              Present Principal Occupation or Employment;
   Business Address           Material Positions Held During the Past Five Years
   ----------------        -----------------------------------------------------

David  A.  Loppert         Mr.  Loppert  joined the  Company as Vice  President,
                           Treasurer  and Chief  Financial  Officer in  February
                           1997.  From  1996 to  1997,  he was  Chief  Financial
                           Officer of Bingo Brain,  Inc.  From 1994 to 1996,  he
                           was Chief Financial  Officer of both C.T.A.  America,
                           Inc.,  and Ricochet  International,  L.L.C.  Prior to
                           that he was Senior Vice President,  Acquisitions  and
                           Due Diligence,  of Associated Financial  Corporation.
                           Mr. Loppert  started his financial  career with Price
                           Waterhouse  in 1978, in  Johannesburg,  South Africa,
                           before  moving  to their Los  Angeles  Office in 1980
                           where he rose to the position of Senior  Manager.  He
                           holds  Bachelor   degrees  in  both   Accounting  and
                           Commerce,  as well as a Higher Diploma in Accounting,
                           all  from  the   University  of  the   Witwatersrand,
                           Johannesburg.  Mr. Loppert was designated a Chartered
                           Accountant (South Africa) in 1980.



               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                      OFFICERS OF DIGITAL ANGEL CORPORATION

                  Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Digital Angel Corporation. The principal address of Digital Angel Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 490 Villaume Avenue, South St. Paul, Minnesota 55075. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Digital Angel Corporation.


     Name and Current            Present Principal Occupation or Employment;
     Business Address         Material Positions Held During the Past Five Years
     ----------------         --------------------------------------------------

Richard S. Friedland       Mr.  Friedland  was elected to the Board of Directors
                           of the Company.


Richard J.  Sullivan       Mr. Sullivan was elected to the Board of Directors.

Garrett  A.  Sullivan      Mr.  Sullivan  was elected to the Board of  Directors
                           and serves as Vice President and Treasurer of the Company.

David Beckett              Mr. Beckett serves as Secretary of the Company

James P. Santelli          Mr. Santelli serves as Chief Financial Officer of the
                           Company.

Peter Zhou                 Mr.  Zhou was was  elected to the Board of  Directors
                           and serves as President of the Company.

Randolph Geissler          Mr.  Geissler  was elected to the Board of  Directors
                           and serves as Chief Executive Officer of the Company.

Jerome C. Artigliere       Mr.   Artigliere  is  Vice  President  and  Assistant
                           Secretary of the Company.